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                                                                    Exhibit 20.2

FOR IMMEDIATE RELEASE

CONTACTS:
Kevin Theiss                                                    Vivian Liu
Rubenstein Investor Relations                                   NexMed, Inc.
212-843-8096                                                    609-208-9688
ktheis@rir1.com                                                 nexmedla@aol.com

            NEXMED, INC. REPORTS 1999 FIRST QUARTER FINANCIAL RESULTS

Robbinsville, NJ, May 18, 1999 -- NexMed, Inc. (OTC BB: NEXM) announced today that revenues for the 1999 first quarter ended March 31, 1999, were $1,097,767. The first quarter net loss was $(768,824), or $(0.09) per share, compared with a net loss of $(995,743), or $(0.16) per share, for the same quarter in 1998. Revenues during the first quarter resulted from product sales of NexMed Pharmaceuticals (Zhongshan) Limited, a joint-venture pharmaceutical facility in China.

The Company announced on April 13, 1999, that it entered into an agreement for the sale of its Asian operations, including the Zhongshan joint-venture, for $4 million. The payments would be made as $2 million in cash and $ 2 million in two promissory notes, each for $1 million, due on November 12, 1999 and June 30, 2000 respectively. As of today, the Company has received the $2 million in cash, and agreement is deemed effective. Additional information on this transaction is contained in the Company's Form 10K-SB report filed on April 12, 1999.

Dr. Joseph Mo, president and chief executive officer, commented, "We have generated very valuable clinical information from our operations in China and will maintain a licensing arrangement for the sale of our proprietary products. But, NexMed's future is in the U.S. and European markets and we are concentrating our resources on accelerating our U.S. clinical development program for the Alprox-TD(R) topical cream for treating male erectile dysfunction (impotence). With the availability of adequate financing, we intend to initiate U. S. Phase II clinical studies during the summer."

NexMed, Inc., an emerging international pharmaceutical and medical device company, is developing 1) Alprox-TD(R), a topically-applied treatment for male erectile dysfunction, 2) FemproxTM, a topically-applied treatment for female sexual dysfunction and 3) Viratrol(R), a non-invasive, hand-held device for treating oral and genital herpes.

                                   -- MORE --
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NEXMED, INC.
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                                  NEXMED, INC.
                 CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                          For the three months ended March 31,
                                                  1999                 1998
                                                  ----                 ----
Revenues from Product Sales                 $1,097,767           $1,204,670

Net Loss                                    $ (768,824)          $ (995,743)

Basic and Diluted Loss Per Share            $    (0.09)          $    (0.16)

Weighted Average Number
of Shares Outstanding                        8,401,703            6,183,320

Statements under the Private Securities Litigation Reform Act: with the exception of the historical information contained in this release, the matters described herein contain forward-looking statements that involve risk and uncertainties that may individually or mutually impact the matters herein described, including but not limited to product development and acceptance, manufacturing, competition, regulatory and/or other factors, which are outside the control of the Company.

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